EX-99.B-77G


                                IVY FUNDS, INC.

SUB-ITEM 77G(a):  Defaults on senior securities

     Adelphia Communications Corporation

$50,000   10.875%   Bonds
due 10/1/10
CUSIP 006848BF1
This is a monetary default
Default date is October 30, 2002
Amount of default per $1,000 face amount is $54
Total amount of default is $27,188